Exhibit 9.01

WATER SALE AGREEMENT

This Water Sale Agreement (“Agreement”) is entered into this 31st day of January, 2006, by and between NATOMAS CENTRAL MUTUAL WATER COMPANY, a California corporation (“Natomas”), and AMERICAN STATES UTILITY SERVICES, INC., a California corporation (“ASUS”).

RECITALS

A.            Natomas is the owner of certain appropriative rights to divert water from the Sacramento River, as recognized in Licenses 1050, 2814, 3109, 3110, 9794 and 9989 and Permit 19400 issued by the California State Water Resources Control Board (“SWRCB”).

B.            On May 10, 2005, Natomas executed a contract with the United States Department of the Interior, Bureau of Reclamation (“USBR”), Contract No. 14-06-200-885A-R-1, entitled Contract Between the United States and Natomas Central Mutual Water Company, Diverter of Water From Sacramento River Sources, Settling Water Rights Disputes and Providing for Project Water (“Settlement Contract”), whereby the USBR agreed to deliver water from the Sacramento River to Natomas in satisfaction of Natomas ‘s water rights under Licenses 1050, 2814, 3109, 3110 and 9794 as described in Recital A.

C.            The water to be delivered by USBR to Natomas under the Settlement Contract is in two parts: a Base Supply of up to 98,200 acre-feet per year; and Project Water of up to 22,000 acre-feet per year. The water is to be delivered in accordance with a monthly schedule contained in Exhibit A to the Settlement Contract.

D.            Lands within the Natomas corporate boundaries and to which shares of Natomas are appurtenant (the “Natomas Service Area”) have been, are being and will continue in the future to be converted from agricultural to municipal and industrial land uses. A portion of those lands being converted have been, are being, and will continue in the future to become ineligible for agricultural water service.

E.             To the extent lands within the Natomas Service Area convert from agricultural to municipal and industrial uses, there may be a reduction of water usage on such lands.

F.             Due to recent and anticipated reductions in historic agricultural water use on certain lands within the Natornas Service Area, Natomas has surplus water available for sale, transfer and conveyance to ASUS, while Natomas retains sufficient water resources to continue to serve remaining agricultural and habitat conservation users within the Natomas Service Area.

G.            Natomas and ASUS desire to effect a sale, transfer and conveyance of water rights from Natomas to ASUS.

H.            In order for ASUS to divert and use water arising under Natomas’s appropriative water rights and Settlement Contract entitlements, ASUS may require approvals for changes in ownership, points of diversion, places of use, purposes of use and monthly delivery schedules from USBR and the SWRCB.

AGREEMENT

1.             Sale of Water. Natomas shall sell, transfer and convey to ASUS, in perpetuity, water rights and Settlement Contract Base Supply entitlements to divert from the Sacramento River up to 5,000 acre-feet of water per year in years when Natomas receives 100 percent of its Base Supply.

a.             Availability of Water. All water sold, transferred and conveyed under this Agreement will be made available by Natomas from water that is surplus to the needs of Natomas shareholders as a result of the conversion of land from agricultural to urban use and concomitant reductions of consumptive use. To the extent that Natomas elects, in its sole and absolute discretion, to make surplus water available to ASUS through other means, as described in Section 1.a(2) of this Agreement, then such water may be sold, transferred and conveyed to ASUS under this Agreement.

(1)   Subject to the provisions of paragraph 1.a(2), Natomas agrees to make water available by: (a) conditionally assigning 5,000 acre-feet per year of its water rights and Settlement Contract Base Supply entitlements to ASUS, subject to satisfaction of the conditions specified in Section 4 of this Agreement; (b) taking such corporate actions as Natomas may determine to identify and support the existence of the surplus water for transfer to ASUS, specifically a resolution by the Natomas Board of Directors that the water rights and entitlements subject to this Agreement are surplus to Natomas’s short- and long-term needs for the Natomas Service Area, and thus are surplus to the needs of the shareholders of Natomas; and (c) the completion of a professional engineer’s report demonstrating the associated reductions in water use and the corresponding consumptive use savings by Natomas sufficient to support the transfer of 5,000 acre-feet per year.

(2)   Natomas shall have the right, in its sole and absolute discretion, but no obligation, to make water available to ASUS through periodic groundwater pumping, land fallowing, crop shifting or other water conservation and management efforts.

(3)   Natomas hereby represents and warrants to ASUS that water arising under the rights and entitlements sold under this Agreement shall be surplus and transferable in accordance with California Public Utilities Code Section 2705. Natomas makes no representation or warranties regarding the transferability of the water rights or Settlement Contract Base Supply entitlements that are the subject of this Agreement.

b.             Adjustment of Quantity. To the extent that Natomas’s Base Supply is reduced to less than 98,200 acre-feet per year, Natomas and ASUS will apportion the available Base Supply with ASUS receiving 5.09% (5/98.2) of the Base Supply then available and Natomas retaining its entitlement to the remaining 94.91 (93.2/98.2) of the available Base Supply. Subsequent conveyances of water by Natomas to non-shareholders, including ASUS, will not reduce ASUS’ share of the available Base Supply. For example, in the event Natomas conveys water to a third party, such water will be from Natomas’s fractional share of the available Base Supply (or other sources available to Natomas). Further, Natomas’s transfer of water to ASUS under the Water Transfer Agreement (defined in Section 3.b. below) will be from Natomas’s fractional share of the available Base Supply (or other available sources), and shall not reduce ASUS’ share of the available Base Supply under this Agreement.

c.             Post-Settlement Contract. If the Settlement Contract expires or otherwise terminates, ASUS shall receive an apportioned share of Natomas’s water rights and other entitlements in an amount equal to 5.09% (5/98.2) of the total amount of Natomas’s water rights and other entitlements for any period that the Settlement Contract is not in effect, and in no event will the amount of water rights and entitlements apportioned to ASUS be in an amount or character less than necessary to supply the then prevailing historic beneficial use by ASUS, its successors and assigns.

d.             Wheeling. With respect to the water sold, transferred and conveyed under this Agreement, and provided that ASUS pays the “Wheeling Fee” to compensate the incremental costs incurred by Natomas, upon ASUS’s request, Natomas agrees to wheel through its various diversions, canals and facilities, up to 5,000 acre-feet per year of water to ASUS for delivery and beneficial use in Sutter County only, in accordance with this subsection. Such wheeling shall occur only when there is available surplus pumping and conveyance capacity within Natomas’s existing delivery system, and shall not require improvement or expansion of existing facilities. Wheeling of such water cannot occur when Natomas shareholder demands require the full capacity of the system(s) in question. For purposes of this Subsection, the “Wheeling Fee” means a portion of the variable costs (including operation, maintenance, and power costs, and replacement costs but only to the extent such replacement costs are directly a result of Natomas wheeling the water in accordance with this Subsection I .d.) incurred by Natomas for actually wheeling water from the Sacramento River to the point of delivery. The monthly portion of such costs recovered in the Wheeling Fee will be expressed as a fraction whose numerator is the volume of water diverted for ultimate delivery to ASUS under this Subsection 1.d. during that month and whose denominator is the total volume of water diverted (through the same facilities) for use within Natomas during that month. The term “facilities” as used in this Subsection 1.d. includes the river diversion, canals, lift stations and other structures necessary for the delivery of water.

2.             Sale Price. ASUS shall pay Natomas $2,500.00 per acre-foot for the water rights and entitlements sold, transferred and conveyed to ASUS for beneficial use pursuant to Section 1 above (“Sale Price”).

a.             Water Availability Payments. ASUS will make the following Water Availability Payments to Natomas, which will be credited against the Sale Price, upon satisfaction of the respective milestones:

(1)   $100,000 upon Natomas’s satisfaction of the conditions set forth in Section l.a.(1) above; and

(2)   $500,000 upon ASUS’s securing CPUC approval for using the water made available under this Agreement within any certificated service area of Golden State Water Company, a wholly owned subsidiary of American States Water Company, except that $100,000 shall be paid on the one-year anniversary following Natomas’s satisfaction of the conditions set forth in Section 1.a.(1) above, and each yearly anniversary thereafter, but not to exceed the $500,000 set forth in this Section 2.a.(2), with each annual payment credited against said $500,000; and

(3)   $500,000 upon ASUS’s securing approval of the transfer of the water rights sold pursuant to this Agreement from the SWRCB and, if necessary, from the Bureau of Reclamation.

Each Water Availability Payment will be non-refundable when made, based on achievement of the each of the respective milestones, whether or not subsequent milestones are achieved.

b.             Commission. Natomas will pay to ASUS a commission in an amount equal to 16 percent (16%) of the Sale Price. Such commission shall be due and payable as (i) Water Availability Payments are made, and (ii) in accordance with Section 2.e., below, with respect to the Adjusted Sales Price.

c.             Adjusted Sale Price. The Adjusted Sale Price shall mean the Sale Price less Water Availability Payments made by ASUS to Natomas pursuant to Section 2.a. above.

d.             Payment of the Adjusted Sale Price. Payment of the Adjusted Sale Price shall be due according to the schedule specified in Section 2.e below, commencing on the first day of the month following the earlier to occur of the following: (1) ASUS’s receipt of the necessary regulatory approvals from the CPUC, SWRCB, and if necessary, the Bureau of Reclamation or ASUS’s waiver of the securing of such necessary regulatory approvals in accordance with Section 4 below and (2) commencement of ASUS’s beneficial use of the water arising under the rights and entitlements conveyed under this Agreement.

e.             Payment Schedule. ASUS will pay the Adjusted Sale Price in approximately equal monthly installments calculated to amortize the Adjusted Sale Price over 120 months at a monthly interest rate of 5.3% per annum.

3.             Beneficial Use of Water. The water arising under the rights and entitlements sold under this Agreement will be put to immediate beneficial use within Sutter County. If such water or a portion thereof cannot be put to immediate beneficial use within Sutter County, then such water (or a portion thereof as the case may be for purposes of this Section 3) will be beneficially used within the greater Sacramento area, north of the Delta, unless ASUS is unable to secure regulatory approvals for beneficial use in the greater Sacramento area, north of the Delta. Only in the event that ASUS is unable, despite diligent efforts, to put such water to long-term beneficial use in the greater Sacramento area may ASUS put such water to long-term beneficial use south of the Delta. From time to time, ASUS may put such water to short-term or interim beneficial use outside the greater Sacramento area, north of the Delta, subject to required regulatory approvals, in order to avoid waste of such water.

a.             Costs of Handling and Use. ASUS will bear all evaporative, handling and conveyance losses as well as the costs of diversion, conveyance, distribution, treatment, regulatory approvals and other costs associated with handling and use of water arising under the rights and entitlements sold under this Agreement.

b.             Sutter County. Notwithstanding provisions of that certain Water Transfer Agreement between Natomas and ASUS dated as of February 4, 2005 (“Water Transfer Agreement”), for the transfer of up to 30,000 acre-feet of water per year for use within the Sutter County portion of the Natomas Service Area for municipal and industrial use, Natomas hereby agrees that ASUS has the priority right to use the water arising under the rights and entitlements sold under this Agreement to provide retail water service in Sutter County, without regard to ASUS’s right to acquire water under the Water Transfer Agreement.

4.             Regulatory Approvals. Upon receipt of the engineer’s report from Natomas in accordance with Section 1.a.(1) hereof, ASUS will promptly and diligently pursue the process of gaining the necessary regulatory approvals. ASUS will be responsible for and will bear all costs incurred in acquiring necessary approvals for the transfer of the water rights and entitlements sold under this Agreement as well as for any necessary CPUC approval required to authorize use of, and rate base recovery for the cost of, such water within a regulated utility. Natomas agrees to support ASUS in seeking such approvals. All necessary approvals shall be secured within five (5) years of receipt of the above-mentioned engineer’s report or waived by ASUS in its sole and absolute discretion by such date. If ASUS does not secure the necessary approvals within such 5-year period and does not waive this condition within such period, this Agreement shall be null and void and of no further force or effect, and ASUS shall execute and deliver to Natomas an instrument, in a form acceptable to Natomas, that re-conveys from ASUS to Natomas all rights, title and interest of ASUS in the water rights and

USBR contractual entitlements conditionally assigned pursuant to Section l.a.(1)(a) of this Agreement..

5.             General Provisions.

a.             Good Faith. Wherever in this Agreement a party has the right to approve an act of another party, the former shall exercise such discretion in good faith and according to normal commercial standards. Similarly, where a party is required to satisfy a condition or complete an act in a certain fashion or within a specified time period, that party shall pursue such objectives in good faith and make all reasonable efforts to accomplish the same; the other party shall likewise in good faith cooperate and assist the other party in accomplishing this task to cause the consummation of the Agreement as intended herein.

b.             Other Instruments. The parties hereto shall, when reasonably requested to do so by the other party, execute, acknowledge and deliver any and all documents and instruments as may be necessary, expedient or proper in the reasonable opinion of the requesting party to carry out the intent and purposes of this Agreement, provided that the requesting party shall bear the cost and expense of such further instruments or documents (except that each party shall bear its own attorneys’ fees).

c.             General Interpretation. The terms of this Agreement have been negotiated by the parties hereto and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent. This Agreement shall be construed without regard to any presumption or rule requiring construction against the party causing such instrument or any portion thereof to be drafted, or in favor of the party receiving a particular benefit under the agreement. No rule of strict construction will be applied against any person.

d.             Signatures - Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall not be effective until the execution and delivery between each of the parties of at least one set of counterparts. Any of such completely executed counterparts shall be sufficient proof of this Agreement.

e.             Captions, Headings and Exhibits. The captions and headings of this Agreement are for convenience only and have no force and effect in the interpretation or construction of this Agreement. All exhibits attached hereto are by this reference incorporated herein as though fully set forth in this Agreement.

f.              Severability. If any term, provision, covenant or condition of this Agreement shall be or become illegal, null, void or against public policy, or shall be held by any court of competent jurisdiction to be illegal, null or void or against public policy, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected, impaired or invalidated thereby. The term, provision, covenant or condition that is so invalidated, voided or held to be unenforceable shall be modified or changed by the parties to the extent possible to carry out the intentions and directives set forth in this Agreement.

g.             Assignment. Each party shall have the right to assign its rights and delegate any of its obligations or duties hereunder so long as the non-assigning party suffers no material harm or expense by virtue of the assignment.

h.             Successors and Assigns. Except as restricted herein, this Agreement shall be binding on and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors and assigns.

i.              Waiver. The waiver of any breach of any provision hereunder by any party to this Agreement shall not be deemed to be a waiver of any preceding or subsequent breach hereunder, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

j.              Governing Law. The validity and interpretation of this Agreement shall be governed by the laws of the State of California.

k.             Notices. All notices, demands, and other communications required to or permitted to be given under this Agreement shall be in writing and shall be conclusively deemed to have been duly given (1) when hand delivered to the other party; or (2) when received when sent to telex or facsimile at the address or number provided by each party hereto; or (3) three business days after the same have been deposited in a United States post office with first class or certified mail return receipt requested postage prepaid and addressed to the parties as set forth below; or (4) the next business day after same have been deposited with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

1.             General Reference. Any dispute arising out of or relating to this Agreement shall be heard by general reference pursuant to the provisions of California Code of Civil Procedure Sections 638 through 645.1, inclusive, according to the following procedures:

(i)            The parties shall agree upon a single referee, the maximum hourly rate the referee may charge, and at the request of either party, the maximum number of hours for which the referee may charge. Such referee shall then try all issues, whether of fact or law, and report a finding and judgment thereon. If the parties are unable to agree upon a referee, the maximum hourly rate, or, if so requested, the maximum hours for which the referee may charge, within ten (10) days of a written request to do so by any party, then any party may thereafter seek to have a referee appointed by a State court located in the County of Sacramento, subject to the right of either party to object as permitted by the referenced sections of the California Code of Civil Procedure;

(ii)           The parties agree that the referee shall have the power to decide all issues of fact and law and report his/her decision thereon, and to issue all legal and equitable relief appropriate under the circumstances of the issues before him/her; provided, however, that to the extent the referee is unable to issue and/or enforce any such legal or equitable relief, either party may petition a State court in the County of Sacramento to issue and/or enforce such relief on the basis of the referee’s decision;

(iii)          The parties shall agree upon the rules of evidence and procedure relating to the conduct of the hearing, examination of witnesses and presentation of evidence. If the parties are unable to agree upon such rules and procedures within thirty (30) days of a written request to do so by any party, then the California Evidence Code rules of evidence and procedure relating to the conduct of the hearing, examination of witnesses and presentation of evidence shall apply;

(iv)          Any party desiring a stenographic or written record of the hearing may secure a court reporter to attend the hearing at such party’s costs;

(v)           The referee shall issue a written statement of decision which shall be reported to the State court in the County of Sacramento in accordance with California Code of Civil Procedure Section 643 and mailed promptly to the parties;

(vi)          Judgment may be entered on the decision of the referee in accordance with California Code of Civil Procedure Section 644, and the decision may be excepted to, challenged and appealed according to law;

(vii)         The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute in accordance with the terms hereof; and

(viii)        The cost of such proceeding, including but not limited to the referee’s fees, shall initially be borne equally by the parties to the dispute. However, the prevailing party in such proceeding shall be entitled, in addition to all other costs, to recover its contribution for the cost of the reference and its reasonable attorneys’ fees, expenses and related costs as items of recoverable costs.

m.            Authorizations. Individuals executing this and other documents on behalf of the respective parties do hereby certify and warrant that they have the capacity and have been duly authorized to so execute the documents on behalf of the individual so indicated, it being understood that the effectiveness of this Agreement is expressly conditioned upon its approval by the Board of Directors of each of Natomas and ASUS. Each signatory shall also indemnify the other parties to this Agreement, and hold them harmless, from any and all damages, costs, attorneys’ fees, and other expenses, if the signatory is not so authorized.

n.             Entire Agreement and Amendment. In conjunction with the matters considered herein, this Agreement contains the entire understanding and agreement of the parties and there have been no promises, representations, agreements, warranties or undertakings by any of the parties, either oral or written, of any character or nature hereafter binding except as set forth herein. For purposes of clarification, the terms of the Representation Agreement, and any provisions therein related to the recovery of costs, remain valid and controlling with respect to the matters considered therein. This Agreement may be altered, amended or modified only by an instrument in writing, executed by the parties to this Agreement and by no other means. Each party waives their right to claim, contest or assert that this Agreement was modified, canceled, superseded or changed by any oral agreement, course of conduct, waiver or estoppel.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their proper officers duly authorized as of the day and year first above written.

NATOMAS:

Natomas Central Mutual Water Company

By:	/s/ Dan F. Spangler

Print Name:	Dan F. Spangler

Title: President

By:	/s/ Mark Enes

Print Name:	Mark Enes

Title: Secretary

ASUS:

American States Utility Services, Inc.

By:	/s/ Floyd E. Wicks

Print Name:	Floyd E. Wicks

Its: President